UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder

YATERRA VENTURES CORP.
(Name of Registrant As Specified In Its Charter)

Nevada
(State or other jurisdiction of incorporation or organization)

000-53556
(Commission File Number)

75-3249571
(I.R.S. Employer Identification No.)

161 Bay Street, 27th Floor
Toronto, Ontario Canada M5E 1R4
(Address of principal executive offices,
including zip code)

(416) 792-5555
(Registrant's telephone number, including area code)

YATERRA VENTURES CORP.

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

WE ARE NOT ASKING YOU FOR A PROXY
AND YOU ARE REQUESTED NOT TO SEND US A PROXY

Introduction

     This Information Statement (the "Information Statement") is being mailed on or about May 8, 2012 to the holders of record at the close of business on May 1, 2012 of the common stock, par value $.001 per share, (the "Common Stock") of Yaterra Ventures Corp., a Nevada corporation (the "Company"), in connection with the proposed election of a majority of directors of the Company other than at a meeting of the stockholders of the Company. This Information Statement is being distributed pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. No action is required by our shareholders in connection with the election of such persons. Nevertheless, you are urged to read this Information Statement carefully.

CHANGE OF CONTROL OF THE COMPANY

Control of the Company recently changed hands on March 2, 2012 when David K. Ryan (the “Seller”) who was then the controlling stockholder, President and a Director of the Company sold to Cedric Atkinson (“Buyer”) Nine Hundred Thousand (900,000) shares of the Company's Common Stock (the “Control Shares”) then constituting approximately Fifty Five and Two Tenths Percent (55.2%) of the total shares of Common Stock outstanding. In connection with this stock sale and purchase, the following events occurred:

1.       Buyer made a down payment Fifty Thousand Dollars ($50,000.00) for the Control Shares, with the remaining Seventy Five Thousand Dollars ($75,000.00) to be paid by June 1, 2012 or a later mutually agreed upon date (the “Closing”) and the Control Shares were placed in escrow until then.

2.       Seller has the power to vote the Control Shares while they are in escrow provided however that the Seller must appoint Two (2) Directors of the Buyer’s choosing and appoint the Buyer to be the President and Chief Executive Officer.

3.       Seller resigned from the office of President of the Company.

4.       Shane Epps resigned from the Company’s board of directors.

5.       Seller appointed Buyer to the Company’s Board of Directors.

6.       Seller and Buyer constituting the Company’s Board of Directors appointed the Buyer to be the Company’s President and Chief Executive Officer.

The Company expects to elect Murray Gregory Clements to fill the sole remaining vacancy on the Board of Directors at the recommendation of Buyer thereby changing majority control of the Board of Directors. Gregory K. Clements brings over Thirty (30) years of experience in accounting, IT, and administrative leadership to the Company. During his career in Finance and Accounting, Mr. Clements has been responsible for the reorganization of multiple companies, helping them to achieve timely and accurate reporting with decreased personnel costs. Prior to joining the Company, Mr. Clements served as Chief Financial Officer and Vice President of Operations at Comdoc Business Systems, Inc., Chief Financial Officer of Four Rivers Peterbuilt Inc. and Chief Financial Officer for Savannah Tire and Rubber Co., Inc. Throughout his career, he has proven his ability to convert and automate accounting systems, resolve stressed financial situations and to reorganize financial functions.

Mr. Clements, as wells as Mssrs. Ryan and Atkinson, shall serve until the Closing, after which time the shareholders shall elect a new Board of Directors and until such new board has been duly elected and qualified. Mr. Clements has consented to serves as a director of the Company if so elected.

The Board of Directors may in the future consider an increase in the number of persons serving on it pursuant to the authority conferred upon it by the Company's bylaws to specify the number of directors serving at any time. If the number of persons serving on the Board of Directors were increased, the Board of Directors would elect the persons necessary to fill the vacancies created by the increase. Stockholders would have input on the composition of the Board of Directors only at a meeting to elect directors or through an effort to remove existing directors and replace them with successor directors. The Board of Directors does not expect, if it were to increase the number of persons serving on the Board of Directors, to give direct notice to stockholders of such increase or the identities of the new directors. However, the Board of Directors does expect in such circumstances to issue a press release regarding such developments through usual channels.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

The Company has executed a board of directors agreement with David Ryan and Cedric Atkinson to serve on the Board of Directors wherein each director will be paid Twenty Thousand (20,000) shares of the Company’s common stock for each fiscal quarter in which the Company’s Form 10Q is timely filed and Fifteen Thousand (15,000) shares of common stock for each fiscal quarter in which the Company’s Form 10Q is filed after an extension is filed. The Company expects to offer the same terms to Mr. Clements to serve on the Company’s board of directors

Yaterra Ventures Corp.

/s/: Cedric Atkinson
Toronto, Canada	Cedric Atkinson,
May 7, 2012	President